SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                       Press Release dated August 23, 2000

                             Eiger Technology, Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Eiger Technology, Inc.


Date: August 23, 2000        Mr. Gerry A. Racicot
                               President

[LOGO] Eiger
             technology inc.

For Immediate Release                             Wednesday August 23, 2000

                         EIGER ANNOUNCES MANAGEMENT TEAM

TORONTO-- Eiger Technology Inc., based in Toronto and specialising in the production of MP3 players and DSL modems, announced its management team today for the Eiger group of companies.

The Eiger companies include Eiger Labs Inc., and 25% ownership of Nixxo Technology Inc., a GSM cellular phone chipset design and development house based in San Jose, CA. The restructuring of non-core subsidiaries, K-Troniks International Corporation and ADH Custom Metal Fabricators Inc., is progressing on schedule. Both companies anticipate being publicly listed by calendar year-end.

Walter A. Keyser- Chariman of the Board, Eiger Technology Inc.: Mr. Keyser is a founding Director of AGF Management Ltd., the management arm of the AGF group of mutual funds. He is also the President of Walter A. Keyser & Associates Inc., a Canadian real estate-corporate finance entity that specialises in project financing and initial public offerings.

Gerry A. Racicot- President, Eiger Technology Inc.: Mr. Racicot has had a long career in business administration and management during which he has held positions in the import/export wholesale distribution business with Coast to Coast Distributions Inc., and in financial services as an investment account executive with BurnsFry, a major Canadian investment banking firm. Mr. Racicot is also President of Eiger's ADH Custom Metal Fabricators Inc. and Energy Products International Corp. subsidiaries.

Keith Attoe- Chief Financial Officer, Eiger Technology Inc.: In addition to his position as Chief Financial Officer of the company, Mr. Attoe also serves as a Director of several of its subsidiaries. Mr. Attoe, a chartered accountant, has a wide range of experience in corporate financing, project financing, US/Canadian tax planning, investment strategy and treasury management.

Scott Deans- Director of Operations, Eiger Technology Inc.: Mr. Deans has been a key player in completing the operational restructuring of ADH Custom Metal Fabricators. He comes to Eiger with a proven track record in the automotive and logistics sectors and has significant senior management experience in organizational restructuring, strategic planning and human resource management systems.

Young K. Kim- President, Eiger Labs Inc.: Mr. Kim played a major role in building Eiger Labs into a full service distributor of fax modems, Ethernet, audio, Compact Flash, CD-ROM, PC peripheral products as well as MP3 players. He has a strong relationship with Samsung Group, having served as Manager for Samsung America and Canada for four years. Previously he worked with Samsung Electronics in Korea for seven years.

                   330 Bay St. Suite 602 Toronto, ON M5H 2S8
                     416-216-8659 (tel) 416-216-1164 (fax)

Tae J. Lee- Chief Operating Officer, Eiger Labs Inc.: Mr. Lee worked jointly with Mr. Y.K. Kim in building Eiger Labs Inc. into a respected distributor of computer peripheral and Internet related products. Mr. Lee had previously worked with Samsung Electronics Co. Ltd. for 11 years. His areas of expertise include engineering, new product development and production, and marketing and international sales.

Rae M. Cha- Chief Financial Officer, Eiger Labs Inc.: As a member of the management team Mr. Cha helped build Eiger Labs Inc. prior to its acquisition by Eiger Technology Inc. Before joining Eiger Labs Mr. Cha was associated with Samsung Electronics Co. Ltd. for 11 years. His areas of expertise include accounting, corporate planning, financing, operations and administration.

Seung B. Lim- President, EigerNet Inc.: Mr. Lim is the President of EigerNet Inc., the Korea-based manufacturing subsidiary of Eiger Technology Inc. Mr. Lim previously worked for eight years with Garnet Systems. He has significant experience in the areas of research and development and product planning of fax modems, sound cards and combo cards.

Taek Soo Han- President, Eiger M&C Inc.: Mr. Han is the founder of Eiger M&C Inc., a Korea-based MP3 engineering firm that was recently acquired by Eiger. Mr. Han had been an engineering manager for Samsung's video division and has maintained a close relationship with Samsung.

Eiger Technology Inc. is headquartered in Toronto, Ontario. Through its facilities in South Korea, New Jersey and California, Eiger manufactures and distributes electronic and computer peripherals such as 56K fax/modems, MP3 players and DSL modems to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol: AXA). Visit Eiger Technology Inc.'s website at www.eigertechnology.com.

For More Information, Please Contact:

Nini Krishnappa
Optimum Public Relations
(416) 934-8007
nkrishnappa@cossette.com

The management of the company take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


                   330 Bay St. Suite 602 Toronto, ON M5H 2S8
                     416-216-8659 (tel) 416-216-1164 (fax)